

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 13, 2007

via U.S. mail and facsimile

Mr. James E. Hines
Chief Financial Officer
EarthBlock Technologies, Inc.
2637 Erie Avenue, Suite 207
Cincinnati, OH 45208

> **RE:** **EarthBlock Technologies, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2006**
> **Filed May 9, 2007**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2007**
> **Filed May 14, 2007**
> **Form 10-QSB/A#1 for the Quarterly Period Ended March 31, 2007**
> **Filed June 8, 2007**
> **Form 10-QSB/A#2 for the Quarterly Period Ended March 31, 2007**
> **Filed June 12, 2007**
> **File No. 000-31935**

Dear Mr. Hines:

       We have completed our review of these filings and have no further comments at this time.

       If you have any further questions regarding our review of your filing, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Tracey Houser, Staff Accountant, at (202) 551-3736, or to the undersigned at (202) 551-3355.

       Sincerely,

       Terence O'Brien
       Accounting Branch Chief